                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)


                                PRICESMART, INC.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JACK MCGRORY
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 28, 2005
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 pages)

------------------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Price Group LLC
        52-2255962

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                   (a) [X]
                                                                    (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            7,088,369  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            7,088,369  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        7,088,369  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        27.9%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        San Diego Revitalization Corp.
        33-0898712

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            1,700,453  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            1,700,453  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,700,453  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        6.7%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sol Price

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            1,932,595  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            8,788,822  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            1,932,595  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            8,788,822  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        10,721,417  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        42.2%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert E. Price

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            610  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            11,897,800  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            610  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            11,897,800  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        11,898,410  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        46.9%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 6 OF 13 PAGES


        This Amendment No. 3 relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company ("Price Group"), San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), Sol Price, a natural person, and Robert E. Price, a natural person, with the Securities and Exchange Commission ("SEC") on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005 (such Schedule 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 2. IDENTITY AND BACKGROUND.

Items 2(a) and 2(f) of the Schedule 13D are hereby amended and restated as follows:

       (a), (f) This statement on Schedule 13D is being jointly filed by (i)
                The Price Group LLC, a California limited liability company ("Price Group"), (ii) San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), (iii) Sol Price, a natural person and citizen of the United States of America, and
                (iv) Robert E. Price, a natural person and citizen of the United States of America.

                The managers of Price Group (the "Price Group Managers"), each of whom is a citizen of the United States of America, are as follows:

                        Sol Price                    Manager
                        Robert E. Price              Manager
                        James F. Cahill              Manager
                        Jack McGrory                 Manager
                        Murray Galinson              Manager
                        Kathy Hillan                 Manager
                        Joseph R. Satz               Manager

                The directors and executive officers of SDRC (collectively, the "SDRC Directors and Officers"), each of whom is a citizen of the United States of America, are as follows:

                        Sol Price                    Director and Chairman of
                                                      the Board
                        Robert E. Price              Director and President
                        Jack McGrory                 Director and Executive Vice
                                                      President
                        Allison Price                Director
                        Helen Price                  Director
                        Murray Galinson              Director
                        William Gorham               Director
                        Joseph R. Satz               Secretary
                        Kathy Hillan                 Treasurer

                Each of Price Group, SDRC, Mr. S. Price and Mr. R. Price affirm membership in a group with each other. Each of Price Group, SDRC, Mr. S. Price and Mr. R. Price disclaims membership in a group with the Price Group Managers (other than Mr. S. Price and Mr. R. Price) and the SDRC Directors and Officers (other than Mr. S. Price and Mr. R. Price).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

        On April 28, 2005, pursuant to a certain Stock Purchase Agreement, dated as of April 19, 2005 (the "SPA"), by and among PriceSmart, Price Group, the Sol and Helen Price Trust ("SHPT") and the Robert and Allison Price Trust UTD 1/20/75 ("RAPT"):

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 7 OF 13 PAGES


                (i) PriceSmart issued 412,500 shares of Common Stock to Price Group in exchange for the transfer by Price Group to PriceSmart of 2,217,500 shares of the capital stock of PSMT Guatamala, S.A. ("PSMT Guatamala Stock");

                (ii) PriceSmart issued 249,975 shares of Common Stock to SHPT in exchange for the transfer by SHPT to PriceSmart of 1,343,805 shares of PSMT Guatamala Stock; and

                (iii) PriceSmart issued 162,525 shares of Common Stock to RAPT in exchange for the transfer by RAPT to PriceSmart of 873,694 shares of PSMT Guatamala Stock (together with the issuances described in the foregoing subparagraphs
                        (i) and (ii), the "Guatamala Issuances").

        The Common Stock issued to each of Price Group, SHPT and RAPT in connection with the Guatamala Issuances was valued at $8.00 per share.

        The description and summary herein of the Guatamala Issuances and of the SPA are qualified in their entirety by the SPA, which is attached as
        Exhibit 2 hereto and hereby incorporated herein in its entirety in response to this Item 3.

        The shares of PSMT Guatamala Stock that were transferred to PriceSmart in consideration of the Guatamala Issuances had been acquired by Price Group, SHPT and RAPT from third parties for an aggregate purchase price of $6,600,000.


ITEM 4. PURPOSE OF TRANSACTION.

Items 4 of the Schedule 13D is hereby amended and restated as follows:

        The Common Stock acquired by each of Price Group, SHPT and RAPT in connection with the Guatamala Issuance were acquired for investment purposes.

        The information set forth in Item 3 above is hereby incorporated herein in its entirety by reference in response to this Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

        (a)-(b) Price Group, SDRC, Mr. S. Price and Mr. R. Price presently may be deemed to beneficially own, in the aggregate, the equivalent of 13,831,005 shares of Common Stock, which represent approximately 54.5% of the outstanding Common Stock.(2) Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers


------------------------

        2 All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 24,553,844 shares of Common Stock estimated to be issued and outstanding as of March 31, 2005, as reported in Form 10-Q for the Fiscal Quarter Ended February 28, 2005, filed by PriceSmart with the SEC on April 14, 2005, plus (ii) the 825,000 shares of Common Stock issued by PriceSmart pursuant to the Guatamala Issuances, plus (iii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 8 OF 13 PAGES


                presently may be deemed to beneficially own, in the aggregate, the equivalent of 13,869,940 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 17,350 shares of Common Stock), which represent approximately 54.6% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers is as follows:(3)

                        Price Group presently may be deemed to beneficially own the equivalent of 7,088,369 shares of Common Stock, which represent approximately 27.9% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 7,088,369 shares over which it may be deemed to have shared voting and dispositive power.

                        SDRC presently may be deemed to beneficially own the equivalent of 1,700,453 shares of Common Stock, which represent approximately 6.7% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 1,700,453 shares over which it may be deemed to have shared voting and dispositive power.

                        Mr. S. Price presently may be deemed to beneficially own the equivalent of 10,721,417 shares of Common Stock, which represent approximately 42.2% of the outstanding Common Stock, 1,932,595 shares over which he may be deemed to have sole voting and dispositive power and 8,788,822 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr. S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                        Mr. R. Price presently may be deemed to beneficially own the equivalent of 11,898,410 shares of Common Stock, which represent approximately 46.9% of the outstanding Common Stock, 610 shares over which he may be deemed to have sole voting and dispositive power and 11,897,800 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr.
                        R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                        Mr. Cahill presently may be deemed to beneficially own the equivalent of 7,098,694 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 6,450 shares of Common Stock), which represent approximately 28.0% of the outstanding Common Stock, 10,325 shares over which he may be deemed to have sole voting and dispositive power and 7,088,369 shares over which he may be deemed to have shared voting and dispositive power.


------------------------

        3 Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the SDRC Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include the equivalent of 7,088,369 shares held by Price Group, and the shares disclosed for each of the SDRC Directors and Officers all include the equivalent of 1,700,453 shares held by SDRC.

        Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 9 OF 13 PAGES


                        Mr. McGrory presently may be deemed to beneficially own the equivalent of 8,799,482 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 5,450 shares of Common Stock), which represent approximately 34.7% of the outstanding Common Stock, 5,450 shares over which he may be deemed to have sole voting and dispositive power and 8,794,032 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Galinson presently may be deemed to beneficially own the equivalent of 8,806,772 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 5,450 shares of Common Stock), which represent approximately 34.7% of the outstanding Common Stock, 17,950 shares over which he may be deemed to have sole voting and dispositive power and 8,788,822 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Satz presently may be deemed to beneficially own the equivalent of 8,788,822 shares of Common Stock, which represent approximately 34.6% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 8,788,822 shares over which he may be deemed to have shared voting and dispositive power.

                        Ms. Hillan presently may be deemed to beneficially own the equivalent of 8,788,822 shares of Common Stock, which represent approximately 34.6% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 8,788,822 shares over which she may be deemed to have shared voting and dispositive power.

                        Mr. Gorham presently may be deemed to beneficially own the equivalent of 1,700,453 shares of Common Stock, which represent approximately 6.7% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 1,700,453 shares over which he may be deemed to have shared voting and dispositive power.

                Except as set forth below, to the extent any of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of Price Group, SDRC, Mr.
                S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers. The exceptions are as follows:

                        Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 18,805 shares of Common Stock with Rebecca Price and 18,805 shares of Common Stock with Sarah Price. Ms. R. Price is self-employed, and Ms. S. Price is a student.

                        Mr. McGrory may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price. Mr. B. Price is self-employed.

                        The principal business address of each of Ms. R. Price, Ms. S. Price and Mr. B. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 10 OF 13 PAGES


                        None of Ms. R. Price, Ms. S. Price and Mr. B. Price has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                        Each of Ms. R. Price, Ms. S. Price and Mr. B. Price is a citizen of the United States of America.

                The information set forth in Item 2 above is hereby incorporated herein in its entirety in response to this Item 5(b).

                Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by SDRC, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by SDRC, SDRC disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr.
                R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr. S. Price, any of the Price Group Managers or any of the SDRC Directors and Officers.

        (c) The information set forth in Item 3 above is hereby incorporated herein in its entirety by reference in response to this Item 5(c).

                Mr. Cahill was replaced by Mr. McGrory, effective as of April 15, 2005, as a co-trustee of a trust which holds 5,210 shares of Common Stock. In addition, Mr. Cahill ceased, effective as of April 15, 2005, to be a co-trustee of certain other trusts which hold, in the aggregate, 40,248 shares of Common Stock. Mr. Cahill also resigned as an officer and director of SDRC, effective as of April 15, 2005.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following information:

        The information set forth in Item 3 above is hereby incorporated herein in its entirety by reference in response to this Item 6.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 11 OF 13 PAGES


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following information:

        Exhibit No.                     Description of Exhibit
        -----------                     ----------------------

             2 Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 12 OF 13 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 6, 2005


                                        THE PRICE GROUP LLC

                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:    Jack McGrory
                                        Title: Manager



                                        SAN DIEGO REVITALIZATION CORP.

                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:    Jack McGrory
                                        Title: Executive Vice President



                                        SOL PRICE

                                        /s/ Sol Price
                                        ----------------------------------------



                                        ROBERT E. PRICE

                                        /s/ Robert E. Price
                                        ----------------------------------------

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 13 OF 13 PAGES


                                  EXHIBIT INDEX


        Exhibit No.                     Description of Exhibit
        -----------                     ----------------------

             1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corporation, the Sol and Helen Price Trust, and the Robert and Allison Price Trust with the SEC on October 29, 2004).

             2 Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).